SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 18, 2026

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

33 Old Broad Street

London EC2N 1HZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

LLOYDS BANKING GROUP plc

On August 18, 2026, Lloyds Banking Group plc issued a press release titled “Redemption of £500,000,000 1.985% Fixed Rate Reset Subordinated Debt Securities due 2031”.

A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

By:	/s/ Kris Middleton
Name: Kris Middleton
Title: Head of Capital Markets

Date: August 18, 2026

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated August 18, 2026